1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X         Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT

Exhibit Number		Page
1.1	Announcement of Poll Results of Extraordinary General Meeting Held on August 7, 2007	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 7, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

EXTRAORDINARY GENERAL MEETING HELD ON 7 AUGUST 2007 – POLL RESULTS

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by the shareholders by way of poll at the EGM of the Company held on 7 August 2007.

Reference is made to the circular (the “Circular”) and the notice of extraordinary general meeting (“EGM”) of China Telecom Corporation Limited (the “Company”) dated 21 June 2007. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular and the notice of EGM.

Results of the EGM

The Board of the Company (the “Board”) is pleased to announce that all the proposed resolutions were duly passed by the shareholders by way of poll at the EGM of the Company held on 7 August 2007 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC.

As of the date of the EGM, the total number of issued shares of the Company was 80,932,368,321. As explained in the Circular, China Telecommunications Corporation, the controlling shareholder of the Company holding an aggregate of 57,377,053,317 shares, representing approximately 70.89% of the total number of issued shares of the Company, was required to abstain from voting on the ordinary resolution numbered 1 in respect of the Supplemental Agreement. There were no restrictions on any other shareholders casting votes on any of the proposed resolutions at the EGM. Accordingly, the total number of shares entitling the holders to attend and vote for or against the ordinary resolution numbered 1 at the EGM was 23,555,315,004, representing approximately 29.11% of the total number of issued shares of the Company, while the total number of shares entitling the holders to attend and vote for or against the special resolution numbered 2 was 80,932,368,321, representing all the issued shares of the Company. The holding of the EGM was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company. China Telecommunications Corporation had abstained from voting on the proposed ordinary resolution numbered 1 at the EGM. The EGM was chaired by Mr. Wang Xiaochu, chairman and chief executive officer of the Company.

A-1

The poll results in respect of the proposed resolutions at the EGM were as follows:

No. of votes (%)
Ordinary Resolution		For	Against
1.	Ordinary resolution numbered 1 of the Notice of Extraordinary General Meeting dated 21 June 2007 (to approve the Supplemental Agreement)	15,764,754,708 (99.9981)%	298,700 (0.0019)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

No. of votes (%)
Special Resolution		For	Against
2.	Special resolution numbered 2 of the Notice of Extraordinary General Meeting dated 21 June 2007 (to approve the amendments to the articles of association of the Company)	73,151,132,025 (99.9996)%	313,700 (0.0004)%

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of Company’s H share, acted as scrutineer for the vote-taking at the EGM.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 7 August 2007

A-2